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                               August 13, 2020

       Alec Shkolnik
       President and Chief Executive Officer
       LiquidPiston, Inc.
       1292a Blue Hills Avenue
       Bloomfield, CT 06002

                                                        Re: LiquidPiston, Inc.
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 5,
2020
                                                            File No. 024-11219

       Dear Mr. Shkolnik:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Using a credit card to purchase shares may impact the return on your investment, page 9

   1. We note your response to prior comment two. Please revise your risk factor to address all applicable risks
referenced in SEC   s Investor Alert dated February 14, 2018 entitled:
                                                        Credit Cards and
Investments     A Risky Combination, including risk to the damage to an
                                                        investors credit
profile. Please consider including a reference to this investor alert in your risk factor.

             You may contact Jean Yu, Staff Accountant, at 202-551-3305 or Charles Eastman, Staff
       Accountant, at 202-551-3794 if you have questions regarding comments on the financial
 Alec Shkolnik
LiquidPiston, Inc.
August 13, 2020
Page 2

statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-
551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



FirstName LastNameAlec Shkolnik                           Sincerely,
Comapany NameLiquidPiston, Inc.
                                                          Division of
Corporation Finance
August 13, 2020 Page 2                                    Office of
Manufacturing
FirstName LastName